

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Mr. Matt Reams
President
Suja Minerals, Corp.
10300 W. Charleston #13-56
Las Vegas, NV 89135

> **Re:** **Suja Minerals, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171572**

Dear Mr. Reams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment seven from our letter dated February 1, 2011; however, we continue to believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the shares to be registered represent at minimum 50% of the shares held by non-affiliates. We further note that you are a development stage company with nominal assets and, as a result, are considered a shell company. In addition, your CEO has no experience in the proposed business of mineral exploration, is not located in the same country where the mineral claims are located, and is only devoting a minimal amount of time to the company. Moreover, your vice president has no pecuniary interest in the venture. Therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Prospectus Summary, page 5

2. Revise the first sentence of this section to clarify that the Company "plans to conduct mineral exploration on mining claims in Canada."

Risk Factors, page 6

3. We note your response to prior comment 14 from our letter dated February 1, 2011. We also note that Hemisphere West Co. Ltd. accepted late payment of the first milestone in its option agreement with the Company, but it is not clear whether Horst Klassen and Craig William Watters, who hold record ownership of the mining claim as Canadian registered free miners, consented to the modification of terms of the option agreement. Please clarify. Revise your filing throughout to make clear that Hemisphere does not hold the mining claim to the land. Add a risk factor which discusses all material risks with the arrangements described above.

Risks associated with Suja Minerals, Corp., page 6

4. Per prior comment 10 from our letter dated February 1, 2011 add a risk factor which addresses Messrs. Reams and Capito's lack of experience in operating a public company.

Description of Business, page 13

General, page 13

5. Supplement the disclosure added in response to comment 12 from our letter dated February 1, 2011 to discuss the consideration suppliers of dolomite and limestone typically receive for marketable quantities of those minerals.

Crawford Creek Property, page 14

6. Further revise your filing in accordance with prior comment 17 from our letter dated February 1, 2011 to confirm that the Crawford Creek claim was renewed in 2010, who bore the financial burden of renewal and what party will be responsible for renewing the claim in the future. Present the aggregate cost for renewal on a year-to-year basis.

7. We note your response to comment 22 from our letter dated February 1, 2011. Revise the remaining Canadian dollar figures on pages 15 and 23 to present in U.S. dollars.

Rule 144 Shares, page 21

8. Revise the disclosure added in response to comment 6 from our letter dated February 1, 2011 to state that you are currently a shell company.

Financial Statements, page 22

9. Please amend your filing to include interim financial information for your fiscal quarter ended January 31, 2011 in accordance with Rule 8-08 of Regulation S-X.

Management's Discussion And Analysis Or Plan Of Operation, page 23

12 Month Plan, page 23

10. Per prior comment 23 from our letter dated February 1, 2011, indicate what additional exploration work would be necessary upon the successful completion of Phase II before mining would commence. For each additional step, provide an estimate of associated costs and time to completion.

Executive Compensation, page 27

11. Correct the footnote added in response to comment 29 from our letter dated February 1, 2011 to denote that Mr. Reams was awarded 1,000,000 shares of stock, not "$1,000,000 shares."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at 202-551-3744 or Mark Shannon, Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (702) 562-9791
Alan Shinderman
Aspen Asset Management